Magal Security Systems Ltd.
17 Altalef Street
Yahud Industrial Zone
Israel 561000

August 31, 2016

Mr. William F. Mastrianna
 U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Magal Security Systems Ltd. Registration Statement on Form F-1, Filed August 9, 2016 File No. 333-213020

Dear Mr. Mastrianna:

Set forth below is the response of Magal Security Systems Ltd. (the “Company”) to the orally provided comment of the staff of the Securities and Exchange Commission (the “Staff”) regarding Registration Statement on Form F-1 that was filed on August 9, 2016.

In furtherance of your telephone conversation with our U.S. counsel, Steven Glusband, below is the supplemental disclosure regarding the applicability of Section 328(a) of the Israeli Companies Law to the potential private placement of ordinary shares of the Company  to certain limited partnerships managed by FIMI FIVE 2012 Ltd. that has been inserted on pages 11-12 and 36 of the prospectus included in Amendment No. 1 to the Company’s Registration Statement on Form F-1 that is being filed today.

"Section 328(a) of the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold 25% or more of the voting rights in the company, unless there is already another shareholder of the company with 25% or more of the voting rights.  Similarly, Section 328(a) of the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would hold more than 45% of the voting rights in the company, unless there is a shareholder with more than 45% of the voting rights in the company. An exception to the requirement to commence a special tender offer is if a purchaser passes the 25% or 45% threshold in a public company, as applicable, by acquiring shares directly from the public company in a private placement that was approved by the company's shareholders as a private placement intended to enable such the shareholder to pass the applicable 25% or 45% threshold.  For additional information on special tender offers under the Israeli Companies Law,  please see the description under "Description of Share  Capital -- Provisions Restricting a Change in Control of Our Company".

Our controlling shareholders, certain limited partnerships managed by FIMI FIVE 2012 Ltd., currently hold 39.3% of our voting rights. The FIMI partnerships informed us that they intend to exercise their basic subscription rights in full and may choose to exercise the over-subscription rights set forth herein, all to such extent that the FIMI partnerships’ holdings do not exceed 50% of our voting rights following the exercise of their subscription rights.

Since the contemplated exercise of subscription rights by the FIMI partnership may cause their holdings to exceed 45% of our voting rights (depending on the level of participation by other shareholders in the rights offering), in accordance with the Israeli Companies Law our audit committee (consisting solely of independent directors) and board of directors approved, and recommended, that our shareholders approve a private placement of shares to the FIMI partnerships at a price per share and other terms identical to the terms of this rights offering, so as to enable the FIMI partnerships to cross the 45% threshold.  In approving and recommending the FIMI private placement, our audit committee and board of directors determined that the consummation of the FIMI private placement is in the best interest of the Company since it significantly increases the likelihood that the rights offerings will be fully subscribed.  On August 8, 2016, our shareholders also approved the proposed private placement to the FIMI partnerships in accordance with the Israeli Companies Law.

As indicated in the telephone conference between you and Mr. Glusband, we intend, subject to your confirmation, to submit an acceleration request on Friday, September 2, 2016, seeking to have the Registration Statement declared effective on Wednesday, September 7, 2016.

If you have any questions, please contact Mr. Glusband at (212) 238-8605.

Thank you for your assistance.

Very truly yours, /s/ Ilan Ovadia Ilan Ovadia Senior Vice President and Chief Financial Officer